

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2013

<u>Via E-mail</u>
Hsin-Lung Lin
Chief Executive Officer
Yambear Bio-Tech, Inc.
3F., No. 10, Yuanxi 2nd Rd.
Pingtung Agricultural Biotechnology Park
Changzhi Township, Pingtung 908
Taiwan, Republic of China

> **Re: Yambear Bio-Tech, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 29, 2013**
> **File No. 333-186689**

Dear Mr. Lin:

　　We have reviewed amendment no. 1 to your registration statement and your response letter filed on April 29, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Overview, page 20</u>

1. We note your response to our prior comment 24. Please explain what you mean by the "unique feature" of your products and their "superior quality in certain key parameters." In particular, please clarify what feature of your products is unique, what key parameters you are referring to and the basis for your belief that your products are superior with respect to these parameters.

2. Please clarify how you determined that your products will "taste better" as a result of the six-stage fermentation process and that the nutrient substances in your products will be more easily assimilated by the human body.

3. Please revise your disclosure to describe what you mean by the term "SOD-like."

Business, page 25

4. We note your response to our prior comment 30. We also note your cooperation with two professors of Department of Food Science of NPUST in the research and development of your current enzymes products, where such professors, through their leisure time, work together with your staff to jointly research and develop your enzymes products. According to your response the research and development of your products is the most pressing initiative at this time. Please revise your disclosure to specify whether the services provided by the two professors are part of the 2013 Cooperation Plan or whether you have a separate agreement in place with the professors. If there is an agreement governing your cooperation with the NPUST professors, please disclose the material terms of such agreement and file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Our Growth Strategy, page 30
Building up our research and development team and expand our line of products, page 31

5. We note your response to our prior comment 33. Please revise your disclosure to specify the amount of time per week that the two professors are required to dedicate to the research and development of your enzymes products.

Financial Statements
General

6. Please update your financial statements as required by Rule 8-08 of Regulation S-X.

Note 2 - Summary of Significant Accounting Policies
Accounts Receivable, page F-7

7. We acknowledge your response to our comment 43. You indicate in your response that the normal credit terms are 30-60 days. Please disclose the normal credit terms given to your customers and the circumstances in which you would provide extended credit terms to your customers outside of your normal credit terms. Tell us if you have provided extended credit terms and how much of your accounts receivable relate to these extended credit terms.

Inventory, page F-7

8. We acknowledge your response to our comment 44. Please disclose the shelf life of 3 years for your products as noted in your response.

Revenue Recognition, page F-8

9. You disclose that under your distribution agreements, the distributors are entitled to an accelerated discount. Please disclose your accounting policy for this discount.

Note 8. Change in Accounting Estimate, page F-12

10. Please explain to us why the under accrual of your research and development expense and the increase in bad debt allowance from zero to $5,160 reflects a change in accounting estimate. Refer to ASC 250-10-45-17. Also, explain to us how the under accruals occurred, the nature of the new information obtained, and what the revised R&D amount represents.

11. Further, the total of the amounts disclosed do not appear to equal the change in net loss for the period from inception (April 12. 2012) to December 31, 2012. Please disclose the impact of these changes and any other changes on net loss as required by ASC 250-10-50.

        You may contact Sasha Parikh at (202) 551- 3627 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

                                                Sincerely,

                                                /s/ Daniel Greenspan for

                                                Jeffrey P. Riedler
                                                Assistant Director

cc: Via E-mail
        Ryan Nail, Esq.
        The Chiang Law Offices, P.C.
        1700 North First Street, Suite 343
        San Jose, CA 95112